Exhibit 99.1

Date: September 9, 2019	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: APHRIA INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 04, 2019
Record Date for Voting (if applicable) :	October 04, 2019
Beneficial Ownership Determination Date :	October 04, 2019
Meeting Date :	November 14, 2019
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	03765K104	CA03765K1049

Sincerely,

Computershare

Agent for APHRIA INC.